UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Calle Mario Pani No. 100,
Santa Fe Cuajimalpa,
Cuajimalpa de Morelos,
05348, Ciudad de México,

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

Press release

February 28, 2023

Coca-Cola FEMSA included for the third consecutive year in the S&P Global Sustainability Yearbook 2023

•	Coca-Cola FEMSA is recognized for the third consecutive year in the S&P Global Sustainability Yearbook, a benchmark for sustainability worldwide.

Mexico City, Mexico. February 28, 2023. – Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL; NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”), the largest bottler in the Coca-Cola system by sales volume, announced its inclusion for the third consecutive year in the 2023 edition of S&P Global Sustainability Yearbook, due to its strong performance on S&P Global Corporate Sustainability Assessment.

This year, a record number of more than 7 thousand companies were evaluated, and just 59 were included from the global beverage sector, with Coca-Cola FEMSA being one of the two Mexican companies in this sector selected for the 2023 edition of S&P Global Sustainability Yearbook. Additionally, the Company ranked in the top 15% of the global beverage sector, complying with the highest standards of environmental, social, and corporate governance (ESG) dimensions of S&P Global evaluation criteria.

“To be part of S&P Global Sustainability Yearbook for the third consecutive year is an important recognition for all of us at Coca-Cola FEMSA. It reinforces our commitment to continue strengthening our ambitious ESG agenda as we strive to continue generating a positive impact in the environment and in our communities”, said Ian Craig García, Coca-Cola FEMSA’s Chief Executive Officer.

Coca-Cola FEMSA’s deep commitment to sustainability is highlighted by its industry-leading ambitions and initiatives. These include the Company’s public commitments to make all consumer packaging 100% recyclable by 2030, reach an industry benchmark water use ratio of 1.26 liters of water per liter of beverage produced by 2026, and achieve 100% renewable energy for its bottling operations by 2030.

In addition, Coca-Cola FEMSA continues making history in sustainable financing by becoming the first company in the consumer sector in the Americas and the first in the Coca-Cola system to successfully issue social bonds, highlighting the Company’s profound commitment to the communities it serves.

As a leader and benchmark within the beverage industry, Coca-Cola FEMSA has outperformed on several external evaluations, and has been selected for multiple global indexes, including the Dow Jones Sustainability™ Global and Emerging Market Indices, the FTSE4Good Emerging Index, and the S&P/BMV Total Mexico ESG Index.

For further information: Vanessa Alemán T. +52 55 4354 9834 relacionconmedios@femsa.com.mx	Óscar Martínez T. +52 81 8318 1863

Press release

February 28, 2023

About Coca-Cola FEMSA

Coca-Cola FEMSA, S.A.B. de C.V. is the largest Coca-Cola franchise bottler in the world by sales volume. The Company produces and distributes trademark beverages of The Coca-Cola Company, offering a wide portfolio of 131 brands to a population of more than 257 million. With over 83 thousand employees, the Company markets and sells approximately 3.3 billion unit cases through close to 2 million points of sale a year. Operating 49 manufacturing plants and 275 distribution centers, Coca-Cola FEMSA is committed to generating economic, social, and environmental value for all of its stakeholders across the value chain. The Company is a member of the Dow Jones Sustainability Emerging Markets Index, Dow Jones Sustainability MILA Pacific Alliance Index, FTSE4Good Emerging Index, and the S&P/BMV Total Mexico ESG Index, among others. Its operations encompass franchise territories in Mexico, Brazil, Guatemala, Colombia, and Argentina, and, nationwide, in Costa Rica, Nicaragua, Panama, Uruguay, and in Venezuela through its investment in KOF Venezuela. For further information, please visit www.coca-colafemsa.com

For further information: Vanessa Alemán T. +52 55 4354 9834 relacionconmedios@femsa.com.mx	Óscar Martínez T. +52 81 8318 1863

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Constantino Spas Montesinos
Constantino Spas Montesinos Chief Financial Officer

Date: February 28, 2023